UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8° andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No   ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 02.558.134/0001-58

BOARD OF TRADE (NIRE) No. 33 300 26253-9

EXCERPT OF ITEMS 2, 8(I), 8(II) AND 8(III) OF THE MINUTES OF THE 360TH GENERAL

MEETING OF THE BOARD OF DIRECTORS, HELD ON FEBRUARY 3, 2011.

As secretary of the meeting of the Board of Directors, held on this day, I CERTIFY that the following items of the Agenda: Items 2 regarding the “Issuance of Promissory Notes by TNL in the amount of up to R$1.5 billion”, 8(i) regarding “Corporate Acts: (i) appointment of Mr. James Meaney as member of the Board of Executive Officers of TNL and its subsidiaries”, 8(ii) regarding “Corporate Acts: (ii) establishment of Consortium BrT and TMAR –STFC bid to provide voice packaging services to Banco do Brasil, in the total amount of R$600 million, within 5 years” and 8(iii) regarding “Corporate Acts: (iii) ratification of the TMAR, TNL PCS, 14 BRT and Dominion Consortium – providing voice, movable data and long distance communication services for TJ do Ceará, in the total amount of R$46.2 million,” of the Minutes of the 360th Meeting of the Board of Directors of Tele Norte Leste Participações S.A. (“TNL”), held on February 3, 2011, at 2 p.m. at the meeting room of the Company’s Board of Directors, located at Praia de Botafogo No. 300 – 11th Floor, Room 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, read as follows:

“As for item (2), the proposal to issue commercial promissory notes in name of the Company, in a total amount of R$1,500,000,000.00 (one billion and five hundred million reais) was unanimously approved in order to refinance short-term debt. The promissory notes will be issued in a single series in a public offering, through restricted distribution efforts, pursuant to CVM Instruction No. 476/09 of January 16, 2009. The promissory notes will have the following characteristics: (i) Total Amount of the Issuance: R$1,500,000,000.00 (one billion and five hundred million reais) at the Issuance Date (as defined below); (ii) Series Number and Issue Number: the Promissory Notes will be issued in a single series, this being the second public issuance of the Company’s commercial notes; (iii) Number of Promissory Notes: a total of 1,500 (one thousand and five hundred) Promissory Notes will be issued; (iv) Face Value per Unit: R$1,000,000.00 (one million reais) on the date of the issuance; (v) Issuance Date: the date on which the Promissory Notes are subscribed and paid-in; (vi) Form: the Promissory Notes will be issued in paper and deposited with the institution designated to serve as custodian and the contracted bank; (vii) Term: 90 (ninety) days from the Issuance Date; (viii) Placement: public issuance, through restricted distribution efforts, pursuant to the terms of CVM Instruction No. 476/09, arranged by Banco Itaú BBA S.A., as Lead Issuance Coordinator; (ix) Place of Distribution, Trading and Payment: the Promissory Notes will be registered for (a) distribution to the primary market with the Commercial Note Module – NOTE (“NOTE Module), which is managed and traded by CETIP S.A. – Balcão Organizado de Ativos e Derivativos (“CETIP”), distribution will also be liquidated through CETIP; and (b) trading in the secondary market with the NOTE Module. For Promissory Notes registered with the NOTE Module, payments will be made in compliance with the procedures of CETIP and the Contracted Bank; for Promissory Notes that are not linked to NOTE Module, payments will be made in the Company’s headquarters, in Rio de Janeiro; (x) Payment of Interests: the Promissory Notes will yield interest corresponding to the accumulated variation of 100% of the average daily rates of Interbank Deposits (DI – Depósitos Interfinanceiros), over extra group (“DI Rate”), which is daily calculated and published by CETIP, in the CETIP Bulletin available at CETIP’s website (http://www.cetip.com.br), and capitalized by a surcharge of 0.45% (point forty-five percent) expressed as a annual percentage based on 252 (two hundred and fifty-two) business days. The Face Value of each Promissory Note will bear interest, from the Issuance Date to the Maturity

Date. Interest will be calculated according to the criteria defined in the calculation book of the NOTE, which is available in (http://www.cetip.com.br). Interest and face value of each Promissory Note will be fully paid on the Maturity Date. (xi) Monetary Adjustment: the Face Value of the Promissory Note will not be adjusted; (xii) Guarantees: the Promissory Notes are not entitled to any type of guarantee; (xiii) Optional Early Redemption: the Company is entitled to redeem the Promissory Notes at any time, through a notice sent to the Promissory Noteholders, up to 5 (five) Business Days before the redemption date, so that the Promissory Noteholders may accept the early redemption of the Promissory Notes, pursuant to Article 7, Paragraph 2 of CVM Instruction No. 134. The Promissory Notes cannot be partially redeemed. Only total early redemption of face value plus interest, calculated pro rata temporis from the Issuance Date to the Date of Redemption, is possible. Early Redemption of the Promissory Note with the NOTE Module will be conducted in compliance with CETIP procedures; (xiv) Proof of Limits: The Issuance does not have to observe the limits established under Articles 3 and 4 of CVM Instruction No. 134, pursuant to the terms of waiver under Article 1, paragraph III of CVM Instruction No. 155; (xv) Acceleration: Promissory Noteholders, individually or as a group, can accelerate all obligations related to the Promissory Notes and demand immediate payment, by the Company, of the Face Value of the outstanding Promissory Notes, plus interest calculated pro rata temporis from the Issuance Date to the date of actual payment, upon the occurrence of certain to be defined by the Board of Executive Officers, pursuant to the Issuer’s usual practices for loans; (xvi) Title: For all intents and purposes, ownership of the Promissory Note will be proved by the printed Note itself. In addition, for Promissory Notes in custody under the NOTE Module, a statement issued by CETIP will serve as proof of ownership of the Promissory Notes; and (xvii) Extension of Term: Terms will be extended for payment of any obligation entered into, including by Investors, in connection with payment of the subscription price, up to the 1st (first) subsequent business day, if maturity occurs on a day in which banks are closed in the City of Rio de Janeiro, State of Rio de Janeiro, without any increase in due amounts, except for payment through CETIP, when an extension will only occur if the due date falls on a national holiday, Saturday or Sunday. The Company’s Board of Executive Officers, in compliance with the law and as established by the Company’s bylaws, is authorized to conduct all and any acts necessary to implement the Promissory Notes.(…)”

“As for Item (8)(i), the appointment of Mr. Francis James Leahy Meaney, Irish, single, economist, bearer of the identity card (RNE) No. V218988-N, issued by CIMCRE/CGPMAF, enrolled with the Individual’s Taxpayers Registry (CPF/MF) No. 054.404.117-80, address at Rua Humberto de Campos No. 425, 8th floor, in the City of Rio de Janeiro – State of Rio de Janeiro, for the position of the Company’s Superintendent Officer was unanimously approved, as of this date, with a term of Office expiring on the first Meeting of this Board following the 2013 General Shareholder’s Meeting.(…).”

“As for item 8(ii) the proposal to establish a consortium among TMAR, BrT, CTBC and Sercomtel, formed to participate in the electronic bid No. 2010/23286, to be held by Banco do Brasil S.A., was unanimously approved. It was made clear that the purpose of the bid is to provide all Local and Long Distance Voice services to Banco do Brasil S.A., being that the consortium will take part of lots of Local Voice in regions 1 and 2 and Long Distance Voice in regions 1, 2 and 3. The total amount of the agreement (approximately R$364 million for 5 years) was presented and the percentage of each consortium member was informed (51% TMAR, 46% BrT, 2% CTBC and 1% Sercomtel).”

“As for item (8)(iii) the proposal for ratification of the consortium among TMAR, TNL PCS, 14 BrT, and Dominion Instalações e Montagens do Brasil Ltda. (“Dominion”), formed to participate in the electronic bid No. 89/2010, conducted by the Court of Justice of Ceará, was unanimously approved. The purpose of the bid was to hire an expert company for licensing of use, provision of services of implementation and support of the Automation System of the Routines of the Judicial Officials of the State of Ceará. The total amount of the agreement (R$46,200,000.00 for a 30-month

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Minutes of the 360th Ordinary Meeting of the Board of Directors

held on February 3, 2011

term) was presented and the percentage of each consortium member was informed (78% TNL PCS; 1%, TMAR; 1%, 14 BRT; 20%, Dominion). Information about the consortium member Dominion, its expertise, role in the consortium and experience with Oi was also presented.”

All active members of the Board of Directors were in attendance and signed the minutes: (/s/) José Mauro M. Carneiro da Cunha – President, Alexandre Jereissati Legey, Pedro Jereissati, Otávio Marques de Azevedo, Marcel Cecchi Vieira, Ivan Ribeiro de Oliveira, Fernando Magalhães Portella, Fábio de Oliveira Moser, and Julio Cesar Maciel Ramundo. Rio de Janeiro. February 3, 2011.

José Augusto da Gama Figueira

Secretary

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Minutes of the 360th Ordinary Meeting of the Board of Directors

held on February 3, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer